                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   AROC INC.
    -----------------------------------------------------------------------
                      (Name of Subject Company (issuer))

                                   AROC INC.
                               MPAC ENERGY, LLC
    -----------------------------------------------------------------------
                (Names of Filing Persons, issuer and offeror))

                   Common Stock - $0.001 par value per share
    -----------------------------------------------------------------------
                        (Title of Class of Securities)

                                   02932810
    -----------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                             Francis M. Munchinski
     AROC Inc.; 4200 East Skelly Drive, Suite 1000; Tulsa, Oklahoma 74135
                                (918) 491-1100
    -----------------------------------------------------------------------
          (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                  COPIES TO:
                                 Karen Bryant
                          Jenkens and Gilchrist, P.C.
                          1100 Louisiana, Suite 1800
                               Houston, TX 77002

                           CALCULATION OF FILING FEE
    -----------------------------------------------------------------------
       Transaction valuation*                Amount of filing fee
             $2,294,003                            $458.80
    -----------------------------------------------------------------------

   *For purposes of calculating the amount of filing fee only. The amount assumes the purchase of 38,233,383 shares of common stock, par value $0.001 per share, of AROC Inc. at a price per share of $0.06. Such number of shares represents 55,278,837 shares of AROC's shares of common stock outstanding as of March 1, 2001, less 17,045,454 shares beneficially held by MPAC Energy, LLC.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid:_____________________
       Form or Registration No.:___________________
       Filing Party:_______________________________
       Date Filed:_________________________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

   [ ]   third-party tender offer subject to rule 14(d)-1.
   [X]   issuer tender offer subject to rule 13e-4.
   [X]   going-private transaction subject to Rule 13e-3.
   [ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

   This Tender Offer Statement on Schedule TO (this "Schedule TO"), is filed by AROC Inc., a Delaware corporation, and, for purposes of Rule 13e-3, MPAC Energy, LLC, a Texas limited liability company and the largest stockholder of AROC.
This Schedule TO relates to the offer by AROC to purchase any and all outstanding shares of its common stock, par value $0.001 per share, at a purchase price of $0.06 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 14, 2001, and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits 4.1 and 4.2, which, together with any amendments or supplements thereto, collectively constitute the "Offer."

ITEM 1.  SUMMARY TERM SHEET.

The information set forth under "Summary Term Sheet" in the Offer to Purchase, which is attached to this Schedule TO as Exhibit 4.1, and hereafter referred to as the "Offer to Purchase," is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

The information set forth under "Introduction" and "The Company--Background and Business" in the Offer to Purchase is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

The filing person is the subject company.

ITEM 4.  TERMS OF THE TRANSACTION.

The information set forth under "The Tender Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth under "Special Factors--Interests of Certain Persons in the Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The information set forth under "Special Factors--Reasons for and Purpose of the Offer," "--Effects of the Offer" and "--Plans of AROC After the Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

The information set forth under "The Tender Offer--Source of Funds for and Expenses of the Offer" and "--Certain Conditions of the Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth under "The Company--Beneficial Ownership of Certain Stockholders" in the Offer to Purchase is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The information set forth under "The Tender Offer--Source of Funds for and Expenses of the Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 10.  FINANCIAL INFORMATION.

The audited financial statements and notes thereto for AROC included in AROC's Annual Report on Form 10-K for the year ended December 31, 2000, a copy of which is being sent to AROC's stockholders along with the Offer to Purchase, are incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION.

The information set forth under "The Tender Offer--Certain Legal Matters and Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

ITEM 12.  EXHIBITS.

4.1  Offer to Purchase.

4.2  Letter of Transmittal.

4.3  Notice of Guaranteed Delivery.

4.4  Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

4.5 Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

4.6  Letter to Stockholders from the Company.

4.7 Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

4.8 Instructions with Respect to the Offer to Purchase for Cash Any and All Outstanding Shares of AROC Inc.

5.1 Opinion of Randall & Dewey, Inc. relating to the fair market value of AROC's assets dated April 16, 2001 (included as Appendix A to the Offer to Purchase, which is attached to this Schedule TO as Exhibit 4.1, and incorporated by reference).

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

The information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO is as follows:

   ITEM 2.     SUBJECT COMPANY INFORMATION.

   The information set forth under "Item 5.--Market for Registrant's Common Equity and Related Shareholder Market Information and Dividends" in AROC's Annual Report on Form 10-K for the year ended December 31, 2000, a copy of which is being sent to AROC's stockholders along with the Offer to Purchase, is incorporated herein by reference.

   ITEM 3.     IDENTITY AND BACKGROUND OF FILING PERSON.

   Pursuant to Rule 13e-3, this Schedule TO is also filed by MPAC Energy, LLC. The information set forth under "The Company--Background and Business," "-- Officers and Directors" and "Introduction" in the Offer to Purchase, and on Appendix B attached to the Offer to Purchase, is incorporated herein by reference. The information set forth in "Item 10. Directors and Executive Officers of the Registrant" in AROC's Annual Report on Form 10-K for the year ended December 31, 2000, a copy of which is being sent to AROC's stockholders along with the Offer to Purchase, is incorporated herein by reference.

   ITEM 4.  TERMS OF THE TRANSACTION.

   The information set forth under "Special Factors--Dissenters' or Appraisal Rights of Stockholders" and "Available Information" in the Offer to Purchase is incorporated herein by reference.

   ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

   The information set forth under "Special Factors--Interests of Certain Persons in the Offer" in the Offer to Purchase is incorporated herein by reference. Additionally, the information set forth in "Item 1. Business-- Recent Developments" and "Item 13. Certain Relationships and Related Transactions" in AROC's Annual Report on Form 10-K for the year ended December 31, 2000, a copy of which is being sent to AROC's stockholders along with the Offer to Purchase, is incorporated herein by reference.

   ITEM 7.     PURPOSES, ALTERNATIVE, REASONS AND EFFECTS.

   The information set forth under "Special Factors--Reasons for and Purpose of the Offer," "--Effects of the Offer" and "--Material Federal Income Tax Consequences" in the Offer to Purchase is incorporated herein by reference.

   ITEM 8.     FAIRNESS OF THE TRANSACTION.

   The information set forth under "Special Factors--The Board's Approval and the Special Committee's Recommendation" and "--Opinion of the Financial Advisor to the Special Committee" in the Offer to Purchase is incorporated herein by reference.

   ITEM 9.     REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

   The information set forth under "Special Factors--Opinion of the Financial Advisor to the Special Committee" in the Offer to Purchase is incorporated herein by reference.

   ITEM 10.    SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

   The information set forth under "The Tender Offer--Source of Funds for and Expenses of the Offer" in the Offer to Purchase is incorporated herein by reference.

   ITEM 12.    THE SOLICITATION OR RECOMMENDATION.

   The information set forth on the cover page of and under "Introduction" and "Special Factors--Plans of AROC After the Offer" in the Offer to Purchase is incorporated herein by reference.

   ITEM 14.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

   The information set forth under "The Tender Offer--Source of Funds for and Expenses of the Offer" in the Offer to Purchase is incorporated herein by reference.

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2001                      AROC Inc.


                                             /s/ Francis M. Munchinski
                                         By:________________________________
                                            Francis M. Munchinski
                                            Vice President-Law and
                                            General Counsel


                                         MPAC Energy, LLC


                                             /s/ Robert L. Zorich
                                         By:________________________________
                                            Robert L. Zorich
                                            President

                                 EXHIBIT INDEX



EXHIBIT  EXHIBIT NAME
-------  ------------

4.1    Offer to Purchase.

4.2    Letter of Transmittal.

4.3    Notice of Guaranteed Delivery.

4.4    Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

4.5 Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies, and other Nominees.

4.6    Letter to Stockholders from the Company.

4.7 Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

4.8 Instructions with Respect to the Offer to Purchase for Cash Any and All Outstanding Shares of AROC Inc.

5.1 Opinion of Randall & Dewey, Inc. relating to the fair market value of AROC's assets dated April 16, 2001 (included as Appendix A to the Offer to Purchase, which is attached to this Schedule TO as Exhibit 4.1, and incorporated by reference).


                                   **********